

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2018

Tiziano Lazzaretti
Chief Financial Officer
Tiziana Life Sciences plc
3rd Floor, 11-12 St. James's Square
London SW1 4LB, United Kingdom

      **Re: Tiziana Life Sciences plc**
          **Amendment No. 1 to Draft Registration Statement on Form 20-F**
          **Submitted February 8, 2018**
          **Amendment No. 2 to Draft Registration Statement on Form 20-F**
          **Submitted February 9, 2018**
          **CIK No. 0001723069**

Dear Mr. Lazzaretti:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to DRS Form 20-F submitted on February 9, 2018

Item 4. Information on the Company
B. Business Overview
Our Product Candidates, page 51

1.     We note your response to comment 3. However, you continue to indicate that the product candidates are safe, that the trials have demonstrated safety and that you will make determinations with respect to safety. The determination that a product candidate is safe

is within the exclusive authority of the FDA and comparable foreign regulatory entities, and is continually assessed during all phases of clinical trials.  If accurate, you may state that your product candidates were well tolerated or that there were no serious adverse events relating to the product candidates observed during the trial.  Alternatively, you may present data related to adverse events observed as evidence of safety.  For example:

- Page 53: "If safe, a high dose of 5mg/dose will be administered orally further for 5 consecutive days followed by 10 days of safety monitoring.  If data indicates that the drug is safe, Phase IIa trials will be administered.
- Page 62: "Monotherapy treatment regimen with milciclib ... was safe and well tolerated ...seven patients  ... have been continuing treatment with milciclib for more than 2 years with excellent safety profile.  Among these, 2 patients have been treated with milciclib for approximately 5 years, demonstrating safety of the drug for long term treatment."

Milciclib, page 56

2.     We note your response to comment 7, which we reissue in part. Please tell us why you report the number of patients on page 61 as approximate.

Phase II Data in Thymoma and Thymic Carcinoma, page 62

3.     We note your response to comment 9, which we reissue in part. Please explain the meaning of "clinically interesting" in this context.

Collaborations and License Agreements, page 66

4.     Refer to your response to our prior comment 12.  As previously requested, please provide us your analysis of the Nerviano Option to repurchase shares, which should include a description of terms, your determination of accounting treatment for the option, and the specific accounting guidance on which you relied.

Notes to Consolidated Financial Statements
16. Share Capital, page F-18

5.     We acknowledge your response to prior comment 19.  Although you indicate that the $41.3 million credit resulting from your capital reduction is distributable and was recorded in retained earnings in accordance with normal accounting practice in the U.K., paragraph 15 of IAS 1 requires the representationally faithful presentation of transactions in the financial statements.  We believe that there is no specific prohibition in IFRS from presenting this transaction in a separate reserve and that its commingling with your historical operating results in "retained earnings" is not representationally faithful.  As a result, please revise your presentation to reclassify this capital reduction transaction from your retained earnings to some other capital reserve and revise your footnote disclosure to indicate the impact of this new capital reserve on your dividend paying capacity.

You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters.  Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ed Lukins, Esq.